SECURITIES AND EXCHANGE COMMISSION
                Washington, D. C. 20549



                    SCHEDULE 13G
        Under the Securities Exchange Act of 1934




                   BJ SERVICES CO.
                  (Name of Issuer)



                    Common Stock
           (Title of Class of Securities)


                      055482103
                   (CUSIP Number)


     Check the following box if a fee is being paid with this Statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and
(2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)

    * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  055482103


1. Name of reporting person S.S. or I.R.S. Identification No. of reporting person:

     Lynch & Mayer, Inc.; 35-1654568


2.   Check the appropriate box if a member of a group

     (a) [ ]
     (b) [X]


3.   SEC use only . . . . . . . . . . . . . . . . . . . . .


4.   Citizenship or place of organization:  Indiana


Number of shares beneficially owned by reporting person with:

     5.   Sole voting power:  Not applicable

     6.   Shared voting power:  1,958,900

     7.   Sole dispositive power:  Not applicable

     8.   Shared dispositive power:  1,958,900


9.   Aggregate amount beneficially owned by reporting
person:  1,958,900


10. Check if the aggregate amount in row (9) excludes certain shares: Not applicable


11.  Percent of class represented by amount in row (9):  7.0%


12.  Type of reporting person:  IA

Item 1 (a)     Name of Issuer:

               BJ Services Co.
               (the "Issuer")


Item 1 (b)     Address of issuer's principal executive office:

               5500 Northwest Central Drive
               Houston, TX  77092


Item 2 (a)     Name of person filing:

               Lynch & Mayer, Inc.


Item 2 (b)     Address of principal business office:

               Lynch & Mayer, Inc.
               520 Madison Avenue
               New York, NY 10022


Item 2 (c)     Citizenship:  Lynch & Mayer, Inc. is an Indiana  corporation


Item 2 (d)     Title of class of securities:  Common stock


Item 2 (e)     CUSIP No.:  055482103


Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

               (a) [ ] Broker or dealer
               (b) [ ] Bank
               (c) [ ] Insurance company
               (d) [ ] Investment company
               (e) [X] Investment adviser
               (f) [ ] Employee Benefit Plan,
                       or Endowment Fund
               (g) [ ] Parent Holding Company
               (h) [ ] Group


Item 4    Ownership:

          (a) Amount beneficially owned:

              See No. 9 on cover page

          (b) Percent of class:

              See No. 11 on cover page

          (c) Number of shares as to which such person has:

          (i)    sole power to vote or to direct the vote
          (ii)   shared power to vote or to direct the vote
          (iii)  sole power to dispose or to direct the disposition of
          (iv)   shared power to dispose or to direct the disposition of

          See Nos. 5, 6, 7 and 8 on cover page


Item 5 Ownership of five percent or less of a class: Not applicable


Item 6    Ownership of more than five percent on behalf of another person:
          Not applicable


Item 7 Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company: Not applicable

Item 8 Identification and classification of members of the group: Not applicable


Item 9    Notice of Dissolution of group:  Not applicable


Item 10   Certification:

     By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

     Signature:

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: _2/1/96____________________


                              LYNCH & MAYER, INC.



                              By: _/s/Howard M. Kaufman____________
                            Name: Howard M. Kaufman
                           Title: Senior Vice President